

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 8, 2015

Mr. Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.

>   Re: **Grupo Televisa, S.A.B.**
>   **Form 20-F for the Year Ended December 31, 2014**
>   **Filed April 29, 2015**
>   **File No. 001-12610**

Dear Mr. Folch:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or its filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Robert S. Littlepage, for

     Carlos Pacho
     Senior Assistant Chief Accountant
     AD Office 11 – Telecommunications

cc: Elsa Balderas Valencia
       Grupo Televisa, S.A.B.